UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                      Pollution Research and Control Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   731-547-303
          -----------------------------------------------------
                                 (CUSIP Number)


         Ronald E. Patterson, 17 Prestile Place, Robbinsville, NJ 08691
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  March 5, 1999
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                   SCHEDULE 13D

CUSIP No.  731-547-303
          -------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ronald E. Patterson    ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
7    SOLE VOTING POWER

--------------------------------------------------------------------------------
  NUMBER OF   |    |     SOLE VOTING POWER
   SHARES     |    |     425,647
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |    |     SHARED VOTING POWER
    EACH      |    |     -0-
  REPORTING   |-----------------------------------------------------------------
    WITH      |    |     SOLE DISPOSITIVE POWER
              |    |     425,647
              |-----------------------------------------------------------------
              |    |     SHARED DISPOSITIVE POWER
              |    |     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     425,647
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN   See attached additional page 1 and 2.
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

     The class of equity securities to which this statement relates is shares of Common Stock, no par value, of Pollution Research and Control Corp., a California corporation (the "Company"), whose principal executive offices are located at 506 Paula Avenue, Glendale, California 91201.

Item 2. Identity and Background

     (a) Name: Ronald E. Patterson

     (b) Address:

         17 Prestile Place
         Robbinsville, NJ 08691

     (c) Principal occupation: Retired

     (d) The undersigned has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The undersigned has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: U.S.A.

Item 3. Source and Amount of Funds

     Mr.  Patterson  utilized  personal  funds for the  purchases  described  in
Item 5(c).

Item 4. Purpose of Transaction

     Mr. Patterson acquired the Company's securities for investment purposes. Mr. Patterson does not have any plans to engage in any of the activities described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) Mr. Patterson is the beneficial owner of 425,647 shares of the Company's Common Stock (including 133,333 shares which may be acquired upon the exercise of presently exercisable warrants), representing 16.80% of the outstanding shares of Common Stock of the Company, based on 2,533,022 shares outstanding on March 11, 1999, as advised by the Company.

     (b) Mr. Patterson has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such shares.

     (c) On March 5, 1999, Mr. Patterson purchased from the Company 133,333 shares of Common Stock and warrants to purchase 133,333 shares of Common Stock for an aggregate price of $99,999.75. The warrants are exercisable until February 25, 2002 at a price of $.75 per share.

     Schedule A hereto, which is hereby incorporated herein by reference, sets forth all other transactions in the Company's Common Stock during the past 60 days by Mr. Patterson, which transactions were effected on the over-the-counter market.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

     (e) Not applicable.

Item 6. Contract, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.

                                   SCHEDULE A
                            CUSIP NUMBER 731-547-303

SHARES PURCHASED IN PRIOR 60 DAYS:

               1999                   NUMBER OF
               DATE                    SHARES               PRICE
               ----                    ------               -----

               01/04                    2500                1.06
               01/04                     500                1.25
               01/05                     300                1.38
               01/05                     500                1.50
               01/05                    1000                1.50
               01/05                    3000                1.50
               01/05                    1500                1.50
               01/05                     500                1.38
               01/07                    1000                1.50
               01/14                    1000                1.50
               01/19                     556                1.38
               01/25                     500                1.19
               01/22                    1000                1.31
               01/25                     500                1.13
               01/27                    2500                1.06
               01/29                     500                1.06
               02/01                    8500                1.03
               02/01                    2500                1.06
               02/19                    3000                1.00
               02/19                    1000                1.06
               02/22                    3000                1.00
               02/23                    2500                1.00
               02/24                    5000                1.13

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 10, 1999






                                       /s/ Ronald E. Patterson
                                       -----------------------------------------
                                       Name: Ronald E. Patterson
                                       Title: Individual